                                                                  EXHIBIT 11


                      (In millions, except per share data)


                                                                       Three Months Ended    Nine Months Ended
                                                                          September 30,        September 30,
                                                                       -------------------   ------------------
                                                                         1996      1995       1996       1995
                                                                       --------  ---------   -------    ------

PRIMARY EARNINGS PER SHARE:

    NUMBER OF SHARES
    Average shares outstanding                                           24.0       24.9       24.5       25.7

    Net effect of dilutive stock options - based on treasury stock
        method using average market price                                  .3         .6         .4         .5
                                                                       ------     ------     ------     ------

    Total common and common equivalent shares outstanding                24.3       25.5       24.9       26.2
                                                                       ======     ======     ======     ======


    Net income per share                                               $  .25     $  .56     $  .43     $ 1.06
                                                                       ======     ======     ======     ======


    The unaudited earnings per share for all periods presented were computed based on the weighted average number of shares of common stock outstanding and common stock equivalents. The market price of common stock on September 30, 1996 was below the average for the three month and nine month periods ended September 30, 1996. Therefore, in a fully dilutive earnings per share calculation, the impact of stock options would be anti-dilutive.